News Release

Sun Life Financial

New CEO outlines Sun Life Financial growth strategy

TORONTO, ON – (December 12, 2011) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced the completion of a major strategic review of its businesses. Dean A. Connor, President and Chief Executive Officer, said the company will be repositioned to accelerate growth, improve return on shareholders' equity and reduce volatility by concentrating its future growth into four key pillars:

- Continuing to build on its leadership position in Canada in insurance, wealth management and employee benefits;
- Becoming a leader in group insurance and voluntary benefits in the U.S.;
- Supporting continued growth in MFS Investment Management, and broadening Sun Life's other asset management businesses around the world; and
- Strengthening Sun Life's competitive position in Asia.

As a result of this strategic review, the Company announced that it will close its domestic U.S. variable annuity and individual life products to new sales effective December 30, 2011. The decision to discontinue sales in these two lines of business is based on unfavourable product economics which, due to ongoing shifts in capital markets and regulatory requirements, no longer enhance shareholder value. This decision reflects the Company's intensified focus on reducing volatility and improving the return on shareholders' equity by shifting capital to businesses with superior growth, risk and return characteristics.

The decision to stop selling variable annuity and individual life products in the U.S. will not impact existing customers and their policies. The Company will continue to provide quality service to its policyholders, while focusing on the profitability, capital efficiency and risk management of the in-force business.

"To achieve growth in the U.S., we will focus on increasing sales in our employee benefits business, which is already a top ten player, and will expand our presence in the growing voluntary benefits segment. We are confident that with the focused investment announced earlier this year we can build leading positions in these two sustainable, less capital-intensive businesses. We will also continue to support growth in MFS, our highly successful investment manager that has a large U.S. presence and over US$250 billion of assets under management globally," said Connor.

The changes announced today are not expected to have a material impact on the Company's 2012 operating net income. The estimated one-time transition cost associated with the discontinuation of these products is approximately $75 to $100 million on a pre-tax basis, a portion of which will be recorded in the fourth quarter of 2011, with the remainder expected to be charged to income in 2012. There is no immediate impact to the Risk-Based Capital ratio of Sun Life Assurance Company of Canada (U.S.) or to the Minimum Continuing Capital and Surplus Requirements ratio of Sun Life Assurance Company of Canada. In addition, as at September 30, 2011, there is $97 million of goodwill associated with variable annuity business in SLF U.S. which will be reviewed and likely written down as part of the Company's decision to discontinue sales of the product.

"Today begins a new chapter in the history of Sun Life Financial," said Connor. "We are charting a new course with a new strategy that leverages what we do best today, and positions us for success as we pursue the many opportunities in our business around the world."

Investor conference call

Sun Life Financial will hold an investor conference call on Monday, December 12, 2011, at 8:00 a.m. ET. The conference call will be hosted by Dean A. Connor, President and Chief Executive Officer, who will provide a strategic update on the Company to investors, followed by a question and answer session.

The conference call will be available via live audio webcast (http://www.media-server.com/m/p/s327btqm) and by telephone. To access the conference call by telephone, dial 416-644-3416 (Toronto), or 1-800-814-4860 (Canada/U.S.). Individuals participating in the call in a listen-only mode are encouraged to connect via the webcast.

The investor conference call will be archived and made available until December 26, 2011. To listen to a replay of the conference call, dial 416-640-1917 (Toronto) or 1-877-289-8525 and enter access code 4496444. The archive of the audio webcast will also be available on the Company's website at www.sunlife.com/PresentationsForInvestors.

Forward-looking information

Certain information in this document, including information relating to Sun Life Financial's strategies and other statements that are predictive in nature, that depends upon or refers to future events or conditions, including information in this news release and the investor call referred to above concerning the Company's decision to close its U.S. variable annuity and individual life products to new sales, statements and information that includes words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions, are forward-looking statements within the meaning of securities laws. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company's 2010 Annual Information Form and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim Management's Discussion and Analysis and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, changes in legislation and regulations including capital requirements and tax laws; investment losses and defaults and changes to investment valuations; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; losses relating to real estate investments; the creditworthiness of guarantors and counterparties to derivatives; changes and volatility in interest rates and credit/swap spreads; other market risks including movement in credit spreads; risks relating to product design and pricing; market conditions that adversely affect the Company's capital position or its ability to raise capital; possible sustained economic downturn; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; downgrades in financial strength or credit ratings; the ability to attract and retain employees; risks relating to financial modelling errors; the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; adverse mortality and morbidity experience; uncertainty in the rate of mortality improvement; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; the impact of higher-than-expected future expense cash flows; and the risks relating to the significant estimates and judgment in calculating taxes. In addition to the foregoing, the anticipated benefits from discontinuing the sale of domestic U.S. variable annuities and individual life products may not be achieved for a variety of reasons, including the factors described above and we could face other pressures, as a result of this decision, such as employee recruitment and retention issues and potential loss of distributors for our other U.S. products. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2011, the Sun Life Financial group of companies had total assets under management of $459 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars, unless otherwise noted.

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Media Relations Contact:
Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:
Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com